UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



------------------------------------------------------------------------



In the matter of



Central and South West Corporation                        REPORT FOR PERIOD
CSW International, Inc.                                 October 1, 2002  to
CSW Energy, Inc.                                          December 31, 2002
Columbus, Ohio  43215



File No.  070-8423                                      PURSUANT TO RULE 24



This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central and South West Corporation ("CSW") CSW International, Inc. ("CSWI"), and CSW Energy, Inc. ("Energy"). CSWI and Energy are wholly owned subsidiaries of CSW.

Under HCAR 35-26767, CSWI is authorized to participate in foreign utility companies ("FUCOs") and exempt wholesale generators ("EWGs") (collectively "Exempt Entities") and to provide consulting services with respect to the same.

Attached is the information required pursuant to HCAR 35-26767:

(1) Information on each investment made by CSWI, directly or indirectly, since the previous quarter, in any special purpose subsidiary ("Project Parent"), indicating the amount and type of such investment and identifying the facility with respect to which such Project Parent was organized. See Exhibit A.

(2)      A balance sheet as of the relevant report date. See Exhibit B.

(3) An income statement for the quarter ended as of the relevant report date. See Exhibit C.

(4) Information on intercompany service transactions with CSWI and its subsidiaries, including (a) the name of each associate company providing services, (b) a listing of services provided, (c) the total dollar amount of services provided, broken down by associate company, and (d) the aggregate outstanding amount, as of the relevant quarterly reporting date, of all guarantees issued by or for the account of CSW, CSWI, Energy, or any Project Parent pursuant to HCAR 35-26767. See Exhibit D.

                                S I G N A T U R E


As requested by order of this Commission pursuant to the Public Utility
Holding Company Act of 1935, CSW International, Inc. has duly caused this report to be signed on its behalf on this 27th day of February, 2003.

                                                    CSW International, Inc.


                                                         /s/   Armando Pena
                                                         -------------------
                                                               Armando Pena
                                                                  Treasurer

                                                                     Exhibit A


                                         CSW International, Inc.
                                     Investments in Project Parents
                                For the Quarter Ended December 31, 2002
                                              (thousands)


                                 Project                Wholly Owned
       Facility                  Parent                Subsidiary Of              Description           Investment
---------------------------  ---------------- --------------------------- -----------------------    ----------------

Empresa de Electricidade     CSW Vale, LLC         CSW International, Inc.     Investment Value          $ (217,898)
  Vale de Paranapanema                                  (Cayman)                   Impairment

Southcoast Power Project     CSWI Europe, Inc.     CSW International, Inc.     Investment Value             (28,159)
                                                                                   Impairment

                                                             Exhibit B

                              CSW International, Inc.
                            Consolidated Balance Sheet
                                December 31, 2002
                                    (Unaudited)
                                     ($000's)

ASSETS

Fixed Assets                                                        $ 1,571

Current Assets
        Cash and cash equivalents                                     1,830
        Accounts receivable                                           3,848
                                                                ------------
              Total Current Assets                                    5,678

Other Assets
        Advances to affiliates                                       85,560
        Equity investments and other                                  1,143
        Deferred tax benefit                                         92,567
                                                                ------------
              Total Other Assets                                    179,270

              Total Assets                                        $ 186,519
                                                                ============

CAPITALIZATION AND LIABILITIES
Capitalization
        Common stock                                                    $ 1
        Paid-in capital                                             146,077
        Retained earnings                                          (124,069)
                                                                ------------
              Total Capitalization                                   22,009

Current Liabilities
        Accounts payable                                             53,387
        Advances from affiliates                                    103,412
                                                                ------------
              Total Current Liabilities                             156,799

Other Deferred Credits                                                7,711
                                                                ------------


              Total Capitalization and Liabilities                $ 186,519
                                                                ============

                                                              Exhibit C

                       CSW International, Inc.
                        Statement of Income
               For the Quarter Ended December 31, 2002
                           (Unaudited)
                            ($000's)



Operating Revenues - Equity Losses                              $ 5,334

Operating Expenses
     General and administrative                                   1,384
                                                          --------------

Operating Income                                                  3,950
                                                          --------------

Other Income and (Deductions)
     Investment income                                            1,254
     Unrealized gain on derivatives                             (34,621)
     Provision for investment value impairment losses          (244,660)
     Interest income                                              1,064
     Interest expense                                               (18)
                                                          --------------
                                                               (276,981)
                                                          --------------
Income Before Income Taxes                                     (273,031)
                                                          --------------

Provision for Income Tax Credit                                 (80,201)
                                                          --------------


Net Income                                                    $(192,830)
                                                          ==============

                                CSW International, Inc.
                           Intercompany Service Transactions
                        For the Quarter Ended December 31, 2002
                                      (Unaudited)



 1. Effective second quarter 2002, changes in reporting systems resulted in all services provided being reported through AEP Service Corporation. Services provided by AEP Services Corporation, the administrative arm of the parent company, represent services provided by affiliate and associate companies of CSW International Inc. and American Electric Power Company.

       Salaries and wages of personnel providing services to CSW
            International, Inc.                                $ 87,921

 2.  Guarantees issued by CSW, CSWE or CSWI for Exempt Entity projects:

       Turkey Bid Bond                                        $ 520,000